Castlerigg Master Investments Ltd.
c/o Sandell Asset Management
40 West 57th St, 26th Floor
New York, New York 10019

October 17, 2006

pSivida Limited
Level 12, BGC Centre
28 The Esplanade, Perth
WA 6000 Australia

Re:	Investment in pSivida Limited (the “Company”)

Ladies and Gentlemen:

Reference is hereby made to (i) the Amended and Restated Subordinated Convertible Note (the “Note”), dated November 16, 2005 issued by the Company in favor of Castlerigg Master Investments Ltd. (the “Investor”), (ii) the Amended and Restated Registration Rights Agreement (the “Agreement”), dated September 14, 2006, by and between the Company and the Investor and (iii) the Registration Statement on Form F-3 (SEC File No. 333-132777) (the “Registration Statement” and the prospectus therein, the “Prospectus”) registering 12,737,139 American Depositary Shares (“ADSs”) issuable to the Investor (x) upon conversion of the Note, (y) as interest on the Note and (z) upon exercise of the Existing Warrants and declared effective by the Securities and Exchange Commission (the “SEC”) on September 29, 2006 at 4:00 p.m. EDT (the “Effectiveness Date”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Agreement or the Note, as appropriate.

Notwithstanding the provisions of the Note, the Agreement or any other agreement between the parties hereto to the contrary, and for good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Registration Waivers.

(a) The Company and the Investor hereby agree that from the date hereof until the earlier to occur of (i) the date the Company has filed with the SEC its 2006 audited, U.S. GAAP-reconciled financial statements and (ii) December 14, 2006 (such date, the “Financial Date”), an Allowable Grace Period shall be deemed to have occurred and be continuing (such period, the “Financial Period”); provided, however, that notwithstanding Section 3(r) of the Agreement, such Allowable Grace Period may exceed 15 consecutive days, and the number of days in such Allowable Grace Period shall not be taken into account in determining, for purposes of Section 3(r) of the Agreement, whether during any 365 day period Grace Periods have exceeded an aggregate of 45 days. In the event that, on the first Trading Day immediately following the Financial Period, the Prospectus in the Registration Statement is not available to be used to make sales of Initial Registrable Securities (as defined in the Registration Rights Agreement) for any reason, including, without limitation, any Maintenance Failure that has occurred or is continuing, an Event of Default under the Note shall be deemed to have occurred with respect to such Maintenance Failure (without regard to any cure periods in the Note otherwise applicable thereto).

(b) With respect to the Registration Statement, the Company’s obligations set forth in the Agreement relating to (i) delivery of prospectus copies in Sections 3(c)(iii) and 3(d)(ii), (ii) delivery of notice in Section 3(f)(i) and (iii) delivery of the confirmation that such Registration Statement has been declared effective to the Company’s transfer agent in Section 3(q) shall, in each case, be deemed to be met if performed on or prior to the Financial Date in lieu of the Effectiveness Date.

(c) Section 1(e) of the Agreement is hereby amended by deleting such provision in its entirety and replacing it with the following:

“Additional Filing Deadline” means the later of (i) the date 30 days from the Effective Date of the Initial Registration Statement and (ii) the earlier to occur of (x) the date the Company has filed with the SEC its 2006 audited, U.S. GAAP-reconciled financial statements and (y) December 14, 2006.

2. Net Cash Balance.

(a) Effective from the date hereof until and including March 30, 2007, Section 15(e) of the Note is hereby amended to replace the words “30% of the aggregate remaining unamortized or un-converted Principal amount of Notes then outstanding” with the words “One Million Five Hundred Thousand U.S. Dollars (US$1,500,000)”. From and after March 31, 2007, such amendment shall no longer be effective.

(b) On March 31, 2007, the Company shall (i) provide to the Investor a certification as to whether the Net Cash Balance Test has been satisfied as of such date and (ii) to the extent such certification contains material non-public information, publicly disclose (on a Current Report on Form 6-K or otherwise) such material non-public information. The Investor hereby waives the requirement that such a certification be delivered on September 30, 2006.

3. Payments.

(a) The Company shall make a one-time payment to the Investor on or prior 12:00 p.m. EST on December 28, 2006 of Eight Hundred Thousand U.S. Dollars (US$800,000). In addition to such obligation, in the event that the Company fails to make such payment on or prior to such date, the Company shall pay the Investor Five Thousand U.S. Dollars (US$5,000) for each day after December 28, 2006 until such payment is made. The Company shall on each of January 31, 2007, February 28, 2007 and March 30, 2007 pay to the Investor One Hundred Fifty Thousand U.S. Dollars (US$150,000). The payments in this Section 3(a) are being paid as consideration for the Investor entering into this letter agreement and in lieu of any Registration Delay Payments which have not yet been made and would otherwise be incurred by the Company or due to the Investor, but for this Amendment, prior to or during the Financial Period; provided, however, that such payments shall not constitute an amendment, modification or waiver of any Registration Delay Payments or other obligations of the Company incurred after the Financial Period.

(b) The Company shall reimburse the Investor for (i) its legal fees and expenses of $15,000 incurred in connection with the negotiation of this letter agreement and matters relating thereto, and (ii) its legal fees and expenses of $10,000 incurred in connection with the review and negotiation of the Registration Statement in accordance with Section 5 of the Registration Rights Agreement, by paying such amounts to Schulte Roth & Zabel LLP as set forth in such firm’s written invoice therefore (collectively, the “Investor Counsel Expense”). Except as otherwise set forth in this letter agreement, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this letter agreement.

(c) All payments hereunder shall be made in U.S. dollars and by wire transfer of immediately available funds (x) with respect to any payment to the Investor, in accordance with the Investor’s written wire instructions provided to the Company prior to the date of such payment and (y) with respect to the payment of the Investor Counsel Expense, in accordance with the written wire instructions provided to the Company by Schulte Roth & Zabel, LLP prior to the date hereof.

4. Disclosure. No later than the next Business Day following the date hereof, the Company shall furnish to the SEC a Current Report on Form 6-K attaching this letter agreement as an exhibit to such submission (the “Letter 6-K Filing”).

5. Representations.

(a) As of the time of the submission of the Letter 6-K Filing with the SEC, the Investor shall not be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the Letter 6-K Filing or in some other public filing or public disclosure.

(b) After giving effect to this letter agreement, neither the Company nor the Investor is aware of any defaults or Events of Default as of the date hereof.

(c) The Investor represents and warrants to the Company that: (i) it is the sole holder of the Note; (ii) that it has not transferred beneficial ownership thereof; and (iii) this agreement shall constitute written consent of the Required Investors pursuant to Section 17 of the Note.

6. Effective Date. Upon the execution of this letter agreement by the Company and the Investor and the wire of the Investor Counsel Expense to Schulte Roth & Zabel, LLP, this letter agreement shall be deemed effective.

7. Effect of Letter Agreement. Except as expressly amended, waived or modified hereby, the Note, the Agreement and the other Transaction Documents (in each case, as amended prior to the date hereof), and all terms contained therein, shall remain in full force and effect.

8. Miscellaneous.

(a) Counterparts. This letter agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(b) Headings. The headings of this letter agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this letter agreement.

(c) Severability. If any provision of this letter agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this letter agreement in that jurisdiction or the validity or enforceability of any provision of this letter agreement in any other jurisdiction.

(d) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this letter agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this letter agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this letter agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this letter agreement in that jurisdiction or the validity or enforceability of any provision of this letter agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS LETTER AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e) No Third Party Beneficiaries. This letter agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(f) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this letter agreement and the consummation of the transactions contemplated hereby.

(g) No Strict Construction. The language used in this letter agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(h) Entire Agreement; Effect on Prior Agreements; Amendments. Except for the Transaction Documents (to the extent any such Transaction Document is not amended by this letter agreement), this letter agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this letter agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein, and, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters other than those set forth or referred to herein and therein. No provision of this letter agreement may be amended other than by an instrument in writing signed by the Company and the Investor. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Amended and Restated Notes or holders of the New Warrants, as the case may be.

(i) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this letter agreement must be in writing and given in accordance with Section 9(f) of the Securities Purchase Agreement; provided, however, that the addresses and facsimile numbers for such communications and any other communications governed by such Section shall be as follows if to the Company (and the entity named below shall be the Company’s replacement agent for service in the United States pursuant to such Section):

pSivida Limited
c/o pSivida Inc.
400 Pleasant Street
Watertown, Massachusetts 02472
Facsimile: (617) 812-2400
Attention: Lori Freedman, Esq., General Counsel

with a copy (for informational purposes only) to:

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
Facsimile: 212-697-1559
Attention: Lawrence Goodman, Esq.

(j) Successors and Assigns. This letter agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns in accordance with the terms of Section 9(g) of the Securities Purchase Agreement.

(k) Remedies. The Investor and each holder of the Securities shall have all rights and remedies accorded to any such Person in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this letter agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this letter agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this letter agreement, any remedy at law may prove to be inadequate relief to the Investor. The Company therefore agrees that the Investor shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

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Please indicate your agreement to the foregoing by signing a copy of this letter agreement where indicated below and returning it to us.

Very truly yours, CASTLERIGG MASTER INVESTMENTS LTD. BY: SANDELL ASSET MANAGEMENT CORP. By: /s/ Patrick T. Burke Name: Patrick T. Burke Title: Senior Managing Director

Agreed and Acknowledged:

PSIVIDA LIMITED

By:  /s/Michael Soja
Name:   Michael J. Soja
Title:     Vice President, Finance and Chief Financial Officer